SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 12)

Under the Securities Exchange Act of 1934

PERRY ELLIS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

868610106 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 868610106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Oscar Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

1,753,900(1)
6 SHARED VOTING POWER

199,815(1)
7 SOLE DISPOSITIVE POWER

1,753,900(1)
8 SHARED DISPOSITIVE POWER

199,815(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,953,715(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.72%(4)
12	TYPE OF REPORTING PERSON*

IN

(1)	Amounts have been adjusted to reflect the 3-for-2 split of the issuer’s common stock that was effected in the form of a stock dividend paid on December 29, 2006.
(2)	Represents 69,000 shares of Perry Ellis common stock owned jointly by Mr. Feldenkreis and his spouse, 1,228,900 shares of Perry Ellis common stock held by a limited partnership of which Mr. Feldenkreis is the sole shareholder of the general partner and the sole limited partner, 525,000 shares of Perry Ellis common stock that Mr. Feldenkreis presently has the right to purchase pursuant to outstanding stock options, and 130,815 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director.
(3)	This number excludes an aggregate of 1,714 shares of the issuer’s common stock that were transferred in January 2007 to certain donees. Prior to the stock split referenced in footnote 1 above, the limited partnership, of which Mr. Feldenkreis is the sole shareholder of the general partner and the sole limited partner, transferred by gift an aggregate of 3,430 pre-stock split shares of the issuer’s common stock to certain donees, which gifts cleared through the issuer’s transfer agent on December 18, 2006. As a result of the gifts occurring after the stock split record date, but prior to the payment date, such limited partnership received, as a result of the stock split, an aggregate of 1,715 shares of the issuer’s common stock which were intended for the donees (the “Gift Split Shares”). The donees agreed that the limited partnership should keep one of the Gift Split Shares.
(4)	Calculated on the basis of 14,564,619 shares of Perry Ellis common stock outstanding on December 31, 2006, after giving effect to the stock split referenced in footnote 1 above.

Item 1	(a).	Name of Issuer:

Perry Ellis International, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3000 N.W. 107th Avenue Miami, Florida 33172

Item 2	(a).	Name of Person Filing:

Oscar Feldenkreis

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

3000 N.W. 107th Avenue Miami, Florida 33172

Item 2	(c).	Citizenship: See Item 4 on Cover Page

U.S.A.

Item 2	(d).	Title of Class of Securities:

Common Stock, $.01 Par Value

Item 2	(e).	CUSIP Number:

868610106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

	(a)	Amount Beneficially Owned: 1,953,715 (2)(3) shares.

	(b)	Percent of Class: 7.72%(4)

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 1,753,900(1)

		(ii)	shared power to vote or to direct the vote: 199,815(1)

		(iii)	sole power to dispose or to direct the disposition of: 1,753,900(1)

		(iv)	shared power to dispose or to direct disposition of: 199,815(1)

(1)	Amounts have been adjusted to reflect the 3-for-2 split of the issuer’s common stock that was effected in the form of a stock dividend paid on December 29, 2006.
(2)	Represents 69,000 shares of Perry Ellis common stock owned jointly by Mr. Feldenkreis and his spouse, 1,228,900 shares of Perry Ellis common stock held by a limited partnership of which Mr. Feldenkreis is the sole shareholder of the general partner and the sole limited partner, 525,000 shares of Perry Ellis common stock that Mr. Feldenkreis presently has the right to purchase pursuant to outstanding stock options, and 130,815 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director.
(3)	This number excludes an aggregate of 1,714 shares of the issuer’s common stock that were transferred in January 2007 to certain donees. Prior to the stock split referenced in footnote 1 above, the limited partnership, of which Mr. Feldenkreis is the sole shareholder of the general partner and the sole limited partner, transferred by gift an aggregate of 3,430 pre-stock split shares of the issuer’s common stock to certain donees, which gifts cleared through the issuer’s transfer agent on December 18, 2006. As a result of the gifts occurring after the stock split record date, but prior to the payment date, such limited partnership received, as a result of the stock split, an aggregate of 1,715 shares of the issuer’s common stock which were intended for the donees (the “Gift Split Shares”). The donees agreed that the limited partnership should keep one of the Gift Split Shares.
(4)	Calculated on the basis of 14,564,619 shares of Perry Ellis common stock outstanding on December 31, 2006 after giving effect to the stock split referenced in footnote 1 above.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2007.	/s/ Oscar Feldenkreis
Oscar Feldenkreis